2000 Pennsylvania Ave., NW Washington, D.C. 20006-1888 Telephone: 202.887.1500 Facsimile: 202.887.0763 www.mofo.com morrison & foerster llp

new york, san francisco,
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washington, d.c.

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July 2, 2015

BY EDGAR

Melissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Schedule 13E-3 filed by AmpliPhi Biosciences Corporation

Filed June 2, 2015

File No. 005-44887

AmpliPhi Biosciences Corporation

Preliminary Proxy Statement on Schedule 14A

Filed May 15, 2015

File No. 000-23930

Dear Ms. Duru:

This letter is submitted on behalf of AmpliPhi Biosciences Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated July 1, 2015, with respect to Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A filed June 24 2015 (File No. 000-23930) (the “Preliminary Proxy Statement”), and Schedule 13E-3 filed June 2, 2015 (File No. 005-44887) (the “Schedule 13E-3”).

Below are responses to each of the Staff’s comments. The text of each comment contained in the Staff’s letter is set forth in italics below, followed by the Company’s response.

Schedule 14A

1.	The Company states that it “does not expect that the reverse split will result in a reduction in the number of record holders of the Company’s common stock.” The revised reverse stock split proposal contemplates that there will be no payment for, or cashing out of, fractional shares. The quoted statement implies that the reverse stock split could cause a reduction in record holders. Please explain the statement and/or revise your disclosure.

RESPONSE:

The Company acknowledges the Staff’s comment and informs the Staff that, in its definitive proxy statement, this disclosure will be revised to state that the reverse stock split will not result in a reduction in the number of record holders of the Company’s common stock.

2.	We note the revision made to the reverse stock split proposal, which allows for the topping-up of fractional shares. Please provide us supplementally with additional information and analysis concerning the proposed transaction. Your response should include:

•	citations to the relevant legal authorities upon which you rely to effect the reverse stock split in the manner contemplated (i.e., applicable state law and/or the constitutive documents of the company);

RESPONSE:

The Company believes that the implementation of the reverse stock split in the manner disclosed in the Preliminary Proxy Statement is permitted by the Board’s exercise of its authority and in furtherance of its fiduciary duties to take actions in the best interests of the Company and its shareholders. As disclosed in the Preliminary Proxy Statement, the purpose of the reverse stock split is to enable the Company to meet the listing requirements of the NYSE MKT in order to have the Company’s common stock listed on that exchange. The Board of Directors believes that having the Company’s common stock listed on the NYSE MKT is in the best interests of the Company’s shareholders, as it will enable certain investors who do not purchase securities that are listed on the over-the-counter bulletin board to invest in the Company’s common stock, and may also increase liquidity, which can also help attract additional investors.

The Board of Directors has evaluated the benefits and costs of alternative methods to implement the reverse stock split, and has concluded that rounding fractional shares up to the nearest whole share is the most efficacious approach and is in the best interests of the Company’s shareholders. In reaching this conclusion, the Board considered, among other factors, the expense to the Company of cashing out fractional shares and complying with the requirements of Rule 13e-3 when the intent of the reverse split is not to effect a Rule 13e-3 “going private” transaction – indeed, the intended effect is the opposite. The Board also considered the value of the additional shares that might be issued as a result of rounding up, and the potential impact on the Company’s shareholders, which the Board concluded are immaterial. Even if every shareholder of record were entitled to a partial share as a result of the reverse split, the value of an additional share based on the Company’s recent trading prices and assuming a 50:1 reverse split would be approximately $9.00, representing the maximum value that any individual shareholder might receive, and the total value of all potential additional shares would be no more than approximately $2,700. The Board also concluded that rounding up fractional shares would protect the Company’s shareholders by providing whole shares after the reverse split, which would facilitate sales of the whole shares, as sales of fractional shares would not be practicable.

2

The Company is not aware of any limitations under Washington law or the Company’s constitutive documents that prevent the Company from proposing or effecting the reverse stock split of the Company’s common stock in the manner described in the Preliminary Proxy Statement. The Company has also identified numerous other filers incorporated in the State of Washington that have proposed and/or effected similar reverse stock split transactions.1

In addition, the Company notes that Section 507 of the NYSE MKT Company Guide specifically contemplates the rounding up of fractional shares in a reverse stock split and provides that “if a company chooses to ‘round’ fractional interests, they must be ‘rounded up’ to a higher full share amount, and not rounded down (e.g. 1.13 shares must be rounded up to 2 shares)” (emphasis added).

•	a discussion of any material limitations (i.e. contractual obligations) that impact your ability to round up to whole shares any fractional shares that may be created as a result of a reverse stock split; and

RESPONSE:

The Company has reviewed its relevant contractual obligations and does not believe that there are any applicable limitations on the Company’s ability to propose and effect the reverse stock split in the manner described in the Preliminary Proxy Statement.

•	discussion of any material accounting limitations applicable to the proposed transaction.

RESPONSE:

The Company advises the Staff that, given the de minimis amount of shares to be rounded up as part of the reverse stock split, the Company does not believe there to be any material accounting limitations applicable to the proposed transaction.

1 See, e.g., Current Report on Form 8-K filed by Cabo Verde Capital Inc. on June 10, 2014 (disclosing amendment to articles of incorporation to effect reverse stock split “with all fractional shares rounded up to the nearest whole share”); Current Report on Form 8-K filed by Frontier Financial Corporation on November 25, 2009 (announcing implementation of reverse stock split with fractional shares rounded up); Definitive Proxy Statement on Schedule 14A filed by Astrotech Corporation on March 1, 2012 (including proposal for reverse stock split with fractional shares rounded up to the nearest whole share); Definitive Proxy Statement on Schedule 14A filed by i2 Telecom International, Inc. on May 21, 2009 (including reverse stock split proposal with fractional shares “rounded up to the nearest whole share”).

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3.	Please refer to comment 2 above. Please include a statement in the proxy statement affirming, if correct, that the company has the legal authority to effect the proposal in the manner contemplated. Please briefly outline the material consequences to the company, if any, resulting from the topping-up of fractional shares.

RESPONSE:

The Company acknowledges the Staff’s comment and informs the Staff that the Company will include the following disclosure in its definitive proxy statement:

“The Company has the legal authority to effect the proposal in the manner contemplated and, given the relatively small number of shares involved, does not believe that the rounding up of fractional shares will have any material consequences to the Company.”

4.	We note that your response letter to our comments did not include a response to prior comment 19 and we reissue the comment. Please disclose the cash payment you expect each director and officer to receive as a result of the reverse stock split based on their current share ownership, individually, and in the aggregate.

RESPONSE:

Although directors or officers or their affiliates may have fractional shares rounded up as part of the reverse stock split, the Company advises the Staff that, if the reverse stock split is effected in the manner described in the Preliminary Proxy Statement, no director or officer will receive a cash payment as a result of the reverse stock split.

* * *

The Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate your time and attention to the Company’s response to the Staff’s comments. Please contact the undersigned at (202) 887-1571 with any further comments or questions you may have.

Sincerely,

/s/ Stephen B. Thau

Stephen B. Thau

cc:	Preston Brewer, Securities and Exchange Commission

Daniel Greenspan, Securities and Exchange Commission

M. Scott Salka, AmpliPhi Biosciences Corporation

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